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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __1_)*



                          LaserLock Technologies, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                     Common
________________________________________________________________________________
                         (Title of Class of Securities)


                                   51807L-10
        _______________________________________________________________
                                (CUSIP Number)


                                Jay Hait, Esq.
                         Special Securities Counsel
                          39 Hudson St., Suite 102
                            Hackensack, NJ  07601
                              (201) 441 - 9377
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 21, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

CUSIP NO. 51807L-10
         -----------

- ------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

        Douglas Wise
        Steven Meistrich
        Howard Goldberg
        Edward Fishman
- ------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.   (a) _________________
      (b) _x_______________
- ------------------------------------------------------------------------------
      SEC Use Only
 3.

- ------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      OO   (Share for Share merger acquisition)
- ------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant
 5.   to Items 2(d) or 2(e) __________________

- ------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Nevada
- ------------------------------------------------------------------------------
                          Sole Voting Power:
                     7.
                          Each memeber of the group has 500,000 shares of
                          common stock, in addition to an option to purchase
     Number of            an additional 500,000 shares of common stock at
                          prices between $0.42 and $1.00
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power:
                     9.
    Reporting             Each memeber of the group has 500,000 shares of
                          common stock, in addition to an option to purchase
      Person              an additional 500,000 shares of common stock at
                          prices between $0.42 and $1.00
       With
             -----------------------------------------------------------
                          Shared Dispositive Power
                    10.

- ------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
        Each memeber of the group has 500,000 shares of common stock, in addition to an option to purchase an additional 500,000 shares of common stock at prices between $0.42 and $1.00

- ------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
- ------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
          Each memeber of the group has approximately 2.6% of common; Each member's ownership percentage of outstanding common stock on a fully converted basis would be 5.2% if each member exercised all of his options. This is based on the number of shares outstanding at September 30, 2001 and based on 15,233,224.

- ------------------------------------------------------------------------------
      Type of Reporting Person:
14.
      IN
- ------------------------------------------------------------------------------

Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share, of LaserLock Technologies, Inc., a Nevada corporation ("Company"), with its principal office located at 837 Lindy Lane, Bala Cynwyd, PA 19004

Item 2.   Identity and Background

This statement is filed on behalf of Doug Wise, Ed Fishman, Steven Meistrich and Howard Goldberg, all United States citizen and all consultants and / or executive management of the Company. The Company is a Nevada corporation with offices located at 837 Lindy Lane, Bala Cynwyd, PA 19004. The Company is involved in the business of product and document authentication and security, utilizing a technology developed by its founder, Norman A. Gardner, which allows for non-intrusive authentication that can reduce losses caused by fraudulent document reproduction and by product counterfeiting and/or diversion. During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Each reporting person received his shares in exchange for shares he held in EDS Marketing, Inc. a company purchased by the Company which is now a wholly owned subsidiary of the Company. Each reporting person received his options to purchase additional shares pursuant to his employment agreement with the Company.

Item 4.   Purpose of Transaction

Each reporting person's acquisitions of shares have been made for investment purposes. Depending on future evaluations of the business prospects of the Company and other factors, including, but not limited to, general economic and business conditions, Each reporting person may retain or, from time to time, increase his holdings or dispose of a portion of his holdings, subject to any applicable legal and restrictions on his ability to do so. None of the reporting persons has any present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Each memeber of the group has 500,000 shares of common stock, in addition to an option to purchase an additional 500,000 shares of common stock at prices between $0.42 and $1.00. This means that ach memeber of the group has approximately 2.6% of common; Each member's ownership percentage of outstanding common stock on a fully converted basis would be 5.2% if each member exercised all of his options. This is based on the number of shares outstanding at September 30, 2001 and based on 15,233,224.


          (b)  (i)  Sole Power to Vote or Direct the Vote:
                    Each memeber of the group has sole power to vote 500,000 shares of common stock, in addition options to purchase an additional 500,000 shares of common stock which they will have the sole power to vote if exercised.

               (ii)  Shared Power to Vote or Direct the Vote:
                     0 shares

               (iii) Sole Power to Dispose or Direct the Disposition:
                    Each memeber of the group has sole power to dispose 500,000 shares of common stock, in addition options to purchase an additional 500,000 shares of common stock which they will have the sole power to vote if exercised.

               (iv)  Shared Power to Dispose or Direct the Disposition:
                     0 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None Applicable


Item 7.   Material to Be Filed as Exhibits

None Applicable

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 24, 2001
- -----------------------------------
Date

/s/ Howard Goldberg
- -----------------------------------
Signature

 Howard Goldberg/ Consultant
- -----------------------------------
Name/Title




December 24, 2001
- -----------------------------------
Date

/s/ Doug Wise
- -----------------------------------
Signature

 Doug Wise / VP Sales & Marketing
- -----------------------------------
Name/Title



December 24, 2001
- -----------------------------------
Date

/s/ Edward Fishman
- -----------------------------------
Signature

Edward Fishman / Vice Chairman of
              the Board of Directors
- -----------------------------------
Name/Title




December 24, 2001
- -----------------------------------
Date

/s/ Steven Meistrich
- -----------------------------------
Signature

Steven Meistrich / Executive Vice
            President and a Director
- -----------------------------------
Name/Title